October 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino

Jan Woo

Re:	Dragoneer Growth Opportunities Corp. II

Registration Statement on Form S-4

Filed September 29, 2021

File No. 333-259894

Ladies and Gentlemen:

On behalf of Dragoneer Growth Opportunities Corp. II (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated October 15, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects revisions to the Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Risks Relating to the Business Combination and Dragoneer, page 114

1.

We note your response to comment 4 and reissue the comment. Please include a risk factor explaining how the process for acquiring the private company, Cvent, differs from that of a traditional underwritten IPO as well as the reasoning behind your belief that the absence of due diligence by an underwriter does not create a material risk.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has added a corresponding risk factor on page 107 of Amendment No. 1.

Results of Operations

Comparison of Three Months Ended June 30, 2021 and 2020, page 291

2.	We have reviewed your response to prior comment 12. Please address the following items:

•

We note your revised disclosures to Event Cloud revenue. It remains unclear what impact your new virtual product, Attendee Hub, as well as the suspension of in-person meetings and events had on your Event Cloud revenue period over period. As such, your current disclosures appear to obscure the ability of the reader to identify the material sources of the change. Tell us your consideration of disclosing the change in number of customers period over period. Refer to Section III.D of SEC Release No. 33-6835. Similar concerns apply to your disclosures on pages 297 and 302.

•	Expand your Hospitality Cloud revenue disclosure to include more of the information you have provided in response to the second bullet point.

•	Expand your disclosure to explain why you are unable to break out cost of revenue, including the response to the third bullet point.

Response to Comment 2:

The Company acknowledges the Staff’s request for additional disclosure regarding the impact of introduction of Cvent’s Attendee Hub and the suspension of in-person meetings and events had on Cvent’s Event Cloud revenue period over period, and the Company has revised certain language in the Results of Operations section to clarify the changes in Event Cloud revenue on pages 292-293, 297 and 302 of Amendment No. 1 to include the bolded language below and to remove the struck through language below:

Pages 292-293:

Event Cloud revenue increased $8.9 million, or 11.6%, during the three months ended June 30, 2021 compared to the prior year. This increase was primarily due to $21.0 million of revenue from ~~the addition of~~ our new virtual product, Attendee Hub, which we introduced as an integrated component of our Event Management platform at the end of August 2020. This increase was partially offset by the suspension of in-person meetings and events caused by the global COVID-19 pandemic, which began to significantly affect the Company in March 2020. Revenue from products that support the in-person meetings and event experience, such as Onsite Solutions and Mobile, were most negatively impacted, declining by $12.4 million during the three months ended June 30, 2021 compared to the three months ended June 30, 2020.

Page 297:

Event Cloud revenue increased $1.6 million, or 0.9%, during the six months ended June 30, 2021 compared to the prior year. This increase was primarily due to $35.3 million of revenue from ~~to the addition of~~ our new virtual product, Attendee Hub, which we introduced as an integrated component of our Event Management platform at the end of August 2020. This increase was partially offset by the suspension of in-person meetings and events caused by the global COVID-19 pandemic, which began to significantly affect the Company in March 2020. Revenue from products that support the in-person meetings and event experience, such as Onsite Solutions and Mobile, were most negatively impacted, declining by $32.0 million during the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Page 302:

Event Cloud revenue decreased $63.1 million, or (16.6)%, during the year ended December 31, 2020 compared to the prior year primarily due to the suspension of in-person meetings and events caused by the global COVID-19 pandemic, which began to significantly affect the Company in March 2020. Revenue from products that support the in-person meetings and event experience, such as Onsite Solutions and Mobile, were most negatively impacted, declining by $61.5 million during the year ended December 31, 2020 compared to the prior year. These declines were partially offset by $7.7 million of revenue from ~~the addition of~~ our new virtual product, Attendee Hub, which we introduced as an integrated component of our Event Management platform at the end of August 2020.

In response to the Staff’s comment regarding the Company’s disclosure of the change in the number of customers period over period, the Company has added additional disclosure on pages 281, 283, and 286 of Amendment No. 1 to include the bolded language and to remove the struck through language below:

Page 281:

As noted in “Information About Cvent – Customers,” the global COVID-19 pandemic significantly impacted our ability to sign new or renew existing clients starting in March 2020. Our customer count declined 17% as of June 30, 2021 as compared to June 30, 2020. ~~The global COVID-19 pandemic significantly impacted our ability to sign new clients, and to upsell to and renew contracts with our existing clients, starting in March 2020.~~

Page 283:

Our ability to attract new customers will depend on a number of factors, including the effectiveness of our pricing and products, offerings of our competitors, the effectiveness of our marketing efforts and the growth of the market for event marketing and management software and hospitality solutions, which has been negatively affected by the COVID-19 pandemic. While the COVID-19 pandemic impacted our ability to attract new customers over the past 18 months (our customer base declined by 17% when comparing the number of customers as of June 30, 2021 to June 30, 2020),. ~~W~~we believe there is a significant opportunity to expand our penetration into enterprises, hotels and venues, as well as into the mid-market. We intend to continue to invest heavily in our sales and marketing efforts to drive new customer acquisition. As noted in “Information About Cvent – Customers,” ~~As of June 30, 2021,~~ we had approximately 23,000 customers, as defined below, as of June 30, 2021, with approximately 11,000 customers in our Event Cloud and approximately 12,000 customers in our Hospitality Cloud.

Page 286:

For the three and six months ended June 30, 2021 and the year ended December 31, 2020, we experienced declines in total revenue as a result of the global COVID pandemic, which also affected our ability to attract new customers and retain current customers.

In response to the Staff’s comment regarding Cvent’s Hospitality Cloud disclosure to include more of the information provided in the response to the second bullet of Comment 12, Cvent expanded its disclosure in the Results of Operations section on pages 293, 298 and 303 of Amendment No. 1 to include the bolded language and to remove the struck through language below:

Page 293:

Hospitality Cloud revenue decreased $11.2 million, or (23.2)%, during the three months ended June 30, 2021 compared to the prior year primarily due to the suspension of in-person meetings and events caused by the global COVID-19 pandemic, which began to significantly affect our business in March 2020. As discussed in the section “Key Performance Indicators—Seasonality,” Hospitality Cloud sales are highly seasonal, and approximately 50% of annual sales are closed in the fourth quarter of each year. Given the high percentage of Hospitality Cloud sales that are closed in the fourth quarter and the ratable revenue recognition of those sales in the following year, the amount of Hospitality Cloud sales that are made in the fourth quarter of the year will significantly drive the revenue growth of the following year. Hospitality Cloud sales in the fourth quarter of 2020 were down relative to the fourth quarter of the prior year, which drove the decline in Hospitality Cloud revenue during the three months ended June 30, 2021 compared to the prior year.

Page 298:

Hospitality Cloud revenue decreased $26.2 million, or (26.3)%, during the six months ended June 30, 2021 compared to the prior year primarily due to the suspension of in-person meetings and events caused by the global COVID-19 pandemic, which began to significantly affect our business in March 2020. As discussed in the section “Key Performance Indicators—Seasonality,” Hospitality Cloud sales are highly seasonal, and approximately 50% of annual sales are closed in the fourth quarter of each year. Given the high percentage of Hospitality Cloud sales that are closed in the fourth quarter and the ratable revenue recognition of those sales in the following year, the amount of Hospitality Cloud sales that are made in the fourth quarter of the year will significantly drive the revenue growth of the following year. Hospitality Cloud sales in the fourth quarter of 2020 were down relative to the fourth quarter of the prior year, which drove the decline in Hospitality Cloud revenue during the six months ended June 30, 2021 compared to the prior year.

Page 303:

~~Despite the suspension of in-person meetings and events,~~ As discussed in the section “Key Performance Indicators— Seasonality,” Hospitality Cloud sales are highly seasonal, and approximately 50% of annual sales are closed in the fourth quarter of each year. Given the high percentage of Hospitality Cloud sales that are closed in the fourth quarter and the ratable revenue recognition of those sales in the following year, the amount of Hospitality Cloud sales that are made in the fourth quarter of the year will significantly drive the revenue growth of the following year. Hospitality Cloud sales in the fourth quarter of 2019 were strong ~~revenue declined 3.1% compared to the prior year owing to the strong 2019 fourth quarter sales performance,~~ in part due to increased prices for CSN contracts as a result of in-depth negotiations with our customers that identified the increased value of Cvent’s platform. These factors mitigated the amount of revenue decline of the Hospitality Cloud for the year ended December 31, 2020 compared to the prior year, which was also affected by the fact that revenue for Hospitality Cloud software products is recognized ratably over the term of the contract, most of which are for one or more years, and seasonality factors discussed in the section “Key Performance Indicators— Seasonality.”

In response to the Staff’s request to expand the Company’s disclosure to explain why Cvent is unable to break out cost of revenue, the Company expanded its disclosure in the Results of Operations section on page 288 of Amendment No. 1 to include the bolded language below:

Although Cvent discloses our revenue by Event Cloud and Hospitality Cloud, we do not track or manage the business by cost of revenue by type of cloud revenue. Rather, we manage cost of revenue by type of direct cost, and a significant portion of these direct costs are shared costs to support both Event Cloud and Hospitality Cloud solutions. This is consistent with Cvent’s approach to management of the business as one comprehensive solution for the entire event management lifecycle.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (415) 315-2355.

Very truly yours, /s/ Thomas Holden Thomas Holden

cc:	Pat Robertson, Dragoneer Growth Opportunities Corp. II